

November 4, 2013

Via U.S. Mail
Mr. Zhiliang Fang, CEO
China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street
Chengxiang District, Putian City, PRC

      Re: China Tianfeihong Wine, Inc.
             Form 8-K Item 4.01
             Filed October 29, 2013
             File No. 0-54843

Dear Mr. Fang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise the cover page of your filing to include the correct File Number.

2. We note your reference to "the date of discontinuance of MaloneBailey's engagement" in the third paragraph. Please revise to your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K. Disclose the date of such resignation, declination to stand for re-election or dismissal.

3. Revise to disclose the date that the successor accountant was engaged.

4. Please revise to disclose whether the decision to change accountants was recommended or approved by the Board of Directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

5. You state in the last paragraph "Except as set forth in the immediately preceding sentence, during the period the Company engaged Malone Bailey, neither the Company nor anyone on the Company's behalf consulted with KCCW…" Please revise to state, if true, that there were no consultations with KCCW through the date KCCW was engaged. Refer to Item 304(a)(2) of Regulation S-K.

6.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant